Filed by Blue Owl Technology Finance Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Technology Finance Corp. II

Commission File No. 000-56371

On November 14, 2024, Blue Owl Technology Finance Corp. (“OTF”) and Blue Owl Technology Finance Corp. II (“OTF II”) held a webcast to discuss the proposed acquisition (the “Merger”) of OTF II by OTF. The following is the transcript of OTF’s and OTF II’s November 14, 2024 webcast discussing the proposed merger of OTF and OTF II.

Introduction – Mike Mosticchio, Head of BDC Investor Relations

•	Good morning and welcome to the webcast to discuss the merger of Blue Owl Technology Finance Corp. and Blue Owl Technology Finance Corp. II.

•	Joining us on the webcast today are Craig Packer, Chief Executive Officer, Erik Bissonnette, President and Jonathan Lamm, Chief Financial Officer and Chief Operating Officer.

•

Yesterday, Blue Owl Technology Finance Corp., OTF, and Blue Owl Technology Finance Corp. II, OTF II, issued a joint press release announcing that they have entered into a merger agreement pursuant to which OTF II will merge with and into OTF. The merger is subject to the satisfaction of customary closing conditions, including shareholder approval. We have also posted an investor presentation outlining this transaction on blueowlproducts.com/otf-otf-ii-merger. We encourage you to view this presentation as you listen to this webcast.

•

I’d like to remind listeners that remarks made during today’s webcast may contain forward-looking statements, which are not a guarantee of future performance or results and involve a number of risks and uncertainties that are outside the companies’ control. Actual results may differ materially from those in forward-looking statements as a result of a number of factors, including those described in OTF and OTF II’s filings with the SEC. The companies assume no obligation to update any forward-looking statements.

•

Certain information discussed on this webcast and in the companies’ merger materials, including information related to portfolio companies, was derived from third-party sources and has not been independently verified. The companies make no such representations or warranties with respect to this information.

•

In addition, all numbers referenced on today’s webcast are as of September 30, 2024, unless otherwise noted. There will be a question-and-answer session following today’s prepared remarks. If you’d like to ask a question, please submit it through the ask a question module feature on this webcast.

•	With that, I’ll turn it over to Craig Packer, Chief Executive Officer.

Opening Remarks – Craig Packer, Chief Executive Officer

•	Thanks, Mike. Good afternoon, everyone, and thank you all for joining us today.

•

We are very excited to be announcing the merger between OTF and OTF II, a transaction that we believe will create meaningful value for shareholders of both companies. I’d like to start by discussing our BDC strategy and the growth of the broader Blue Owl Credit platform, and then I will turn it over to Erik to discuss the merger rationale before turning it over to Jonathan who will touch on merger mechanics.

•

Since Blue Owl Credit’s inception, we have focused on originating loans for high quality, sponsor-backed upper middle-market companies in non-cyclical sectors. With this focus in mind, we intentionally designed our platform with software investing as a core competency, believing these assets offer some of the most compelling credit attributes and risk-adjusted returns in the market. The nature of these assets, with their highly recurring and predictable revenue streams and defensive market positioning, typically underpinned by multi-year contracts for mission critical products and services, makes them particularly attractive for direct lending.

•

I’d like to take a moment to remind everyone why we invest in software companies in the first place. In software, we see some of the best risk-adjusted investment opportunities, including strong business profiles, tighter covenants, lower loan-to-value ratios, and higher spreads – factors that contribute to a more attractive return profile. These characteristics led us to launch a dedicated software strategy through the formation of OTF in 2018 to provide investors the opportunity to invest in the secular growth of the industry. By exclusively focusing our efforts in this sector, we believe we can maximize value for investors while maintaining the credit discipline that has always defined Blue Owl.

•

Since then, we have built a high quality, diversified, software focused portfolio that has generated attractive risk-adjusted returns. We have deployed approximately $27 billion across all our dedicated technology funds since inception while maintaining excellent credit quality, with only 1 borrower or less than 10 bps of the portfolio at fair value on non-accrual across our entire technology portfolio. In fact, our credit performance across our software strategy has outperformed our broader credit portfolio, posting net gains since inception.

•	We have also grown our dedicated technology underwriting team to over 35 investment professionals with diverse and complementary skills, investing across the software ecosystem.

•	As our Credit business have evolved, we believe it continues to make sense to streamline our BDC platform under the right conditions, and now we believe is the right moment to do that.

•	Both OTF and OTF II have generated strong returns since inception, and they have demonstrated the quality of their portfolios.

•

Broadly, as an asset class, private credit has performed well over the past few years. We believe that these elements combine to create the right alignment to deliver on our vision. This transaction marks the next, logical step towards creating value for both sets of shareholders while enhancing our positioning for a possible, future liquidity event.

•	And now, I’ll turn it over to Erik for more detail on the merger transaction.

Merger Rationale – Erik Bissonnette, President

•	Thank you, Craig.

•	Before we dive into the merger rationale, I’ll provide an overview of our technology funds.

•

OTF was launched in 2018 as our first technology-focused fund, targeting software lending opportunities. Building upon our strong track record with OTF, we launched OTF II in 2021, with the same thesis as OTF’s – focusing on software companies with market leadership, durable high-quality revenue, strong margin profiles, and minimal working capital requirements. These attributes lead to highly predictable, stable revenue and free cash flow generation which provides our portfolios with meaningful downside protection.

•

As Craig mentioned, both OTF and OTF II have generated net gains since inception, and credit quality has remained excellent with just one non-accrual at OTF, representing approximately 10 basis points of the total portfolio at fair value, and none at OTF II. Our software companies have been the best performing assets across our direct lending platform with excellent credit quality, validating our original thesis for launching our software strategy.

•

We expect this transaction will enhance the scale of the combined company, which we believe is one of our most significant competitive advantages as we continue to invest in the largest segment of the direct lending market. Our scale has allowed us to build a broad origination platform, bring together a high-quality underwriting team with deep expertise, and invest in robust portfolio management systems. All of this has allowed us to deliver attractive returns to our shareholders.

•	The proposed merger with OTF II would add approximately $5.1 billion of investments to OTF’s portfolio bringing total investments to approximately $11.5 billion.

•

Over the next few months, we intend to call the remaining capital at OTF II, currently totaling $1.6 billion. Since OTF II’s inception, we have been prudent in deploying our capital as evidenced by our excellent credit quality, and that approach will continue after this final capital call. As we invest in new opportunities, we will gradually ramp back up to our target leverage range of 0.90x to 1.25x, ensuring we are well-positioned to generate attractive risk-adjusted returns over the long term.

•	On a combined basis, the portfolio is comprised of 77% first lien investments and 81% senior secured investments, with an average LTV of 31%.

•	Upon merger close and once fully deployed and levered, the combined company is expected to be a top five BDC and the largest dedicated software focused BDC by total assets.

Merger Rationale

•	Next, I want to expand upon why we believe the merger is compelling for both sets of shareholders.

•	We believe shareholders will benefit from the increased scale of the combined company in multiple ways:

•

First, turning to Page 7, the merger would provide further diversification for the combined portfolio, resulting in an attractive asset mix. Upon completion of the merger, on a combined basis, the average position size in OTF’s portfolio will be less than 60 basis points across 180 portfolio companies. Our top ten position sizes, on a combined basis, will decrease to 18% and the weighted average EBITDA will increase to $228 million. Diversification has always been critical to risk mitigation, and by reducing reliance on the success of any one investment, the proposed merger strengthens that framework.

•

Second, we will maintain excellent credit quality in the combined portfolio. Often, adding this much incremental scale comes with increased risk. However, this merger allows us to combine two high-quality software focused portfolios that have been managed by Blue Owl since their inception, which we believe will meaningfully mitigate potential risk.

•

Third, on Page 8, I want to emphasize the significant investment overlap between the OTF and OTF II portfolios. Both funds employ the same investment strategy, and we have been co-investing into both funds since OTF II’s inception. As a result, approximately 84% of the investments in OTF II are also in OTF. I’d also note that OTF and OTF II were constructed by the same team that manage investments from their origination all the way to exit. We believe this centralized approach to portfolio construction and investment overlap makes this a logical and low-risk transaction for both sets of shareholders.

•

Fourth, on Page 9, should the company pursue a future liquidity event, we expect the combined company will have a stronger profile in the public markets than either fund as a standalone entity. Larger BDCs historically have had higher average daily trading volumes. The increased scale of the combined company should create enhanced liquidity and broaden both its investor base and prospective research analyst coverage. Importantly, we expect the combined company will have nearly $300 million in spillover income as of September 30, 2024, which should support a strong and predictable potential future public company dividend.

•

Fifth, looking at Page 10, the combined company is expected to have greater access to more diverse, lower-cost sources of capital, including institutional unsecured debt financings. Both OTF and OTF II are investment grade-rated, and we expect the increased scale of the combined company will enable better access to a wider array of debt funding solutions at potentially lower borrowing costs. In addition, the credit profile of the combined company will be enhanced following OTF II’s final capital call, which will reduce leverage and significantly bolster our dry powder in the near term to take advantage of market opportunities.

•

Finally, on Page 11, as I mentioned before, the transaction is expected to be accretive to net investment income for both sets of shareholders. In the short term, OTF shareholders will benefit from a higher portfolio level asset yield of the combined company, while OTF II shareholders will benefit from lower costs of financing. Over time, we believe there are financing related savings from streamlining and optimizing the capital structure, estimated to be approximately $15 million annually as well as operational synergies that we estimate will generate over $4 million of savings in year one through the elimination of duplicative operational expenses. Altogether, we estimate these savings will be approximately 25 basis points accretive to ROE. Additionally, both sets of shareholders will benefit as the combined company ramps towards our target leverage range of 0.90 times to 1.25 times.

•

Looking forward, our investment strategy and overall approach at OTF will not change. Rather, this transaction allows us to grow OTF in a way that delivers the benefits we just described. We remain primarily focused on senior secured loans to upper middle-market companies with a differentiated exposure to software.

•	With that I’ll turn the call over to Jonathan who will offer more detail on the mechanics of the proposed merger.

Merger Mechanics Overview – Jonathan Lamm, CFO

•	Thank you, Erik.

•	I would like to spend a moment to explain the mechanics of the proposed merger.

•

Turning to page 12, under the terms of the merger agreement, OTF II shareholders will receive shares of OTF common stock in a ratio based upon the net asset value per share of each company at the time of closing. The transaction is structured as a NAV-for-NAV exchange, which will result in a combined company ownership split proportional to each of OTF’s and OTF II’s respective net asset values to be determined just prior to closing.

•

For illustrative purposes, based on September 30, 2024 net asset values and inclusive of the final OTF II capital call, OTF would have issued approximately 0.9305 shares of its common stock for each outstanding share of OTF II common stock, resulting in a pro forma ownership split of 45% for current shareholders of OTF and 55% for current shareholders of OTF II, excluding all transaction costs and tax related distributions.

•

Prior to closing, each of OTF and OTF II expects to continue to declare and pay ordinary course quarterly dividends. All undistributed spillover income will be paid to OTF II shareholders prior to merger close in the form of a special dividend, currently estimated to be $54.3 million as of September 30, 2024.

•	As Erik noted, we expect that a final capital call will occur for OTF II shareholders in January 2025.

•

As a sign of support from our advisor, Blue Owl, if the proposed merger is consummated, OTF and OTF II will be reimbursed for fees and expenses associated with the proposed merger up to a cap of $4.75 million in total, which will be paid for by OTF’s advisor.

•	Lastly, as highlighted on page 13, we are expecting to close the transaction in the second quarter of 2025, subject to customary closing conditions, including shareholder approvals.

•	And now, I’ll hand it to Craig to provide final thoughts for today’s webcast.

Closing Remarks – Craig Packer, CEO

•	Thanks, Jonathan.

•	To close, we are excited by the opportunity to streamline our platform, increase the scale of the combined company, and enhance our returns through the proposed merger between OTF and OTF II.

•

While OTF and OTF II are successful funds on their own, we believe the proposed merger is another step in creating additional shareholder value and that it represents a great opportunity for shareholders of both companies.

•

We anticipate it will deliver a more scaled and diversified BDC with increased efficiencies and improved access to lower cost sources of financing. Over the long term, the combined company is well-positioned to drive meaningful ROE expansion while strengthening its positioning for a possible future liquidity event.

•	On behalf of the entire Blue Owl team, thank you in advance for your support and for joining us on today’s webcast. With that, we will now take your questions.

Q&A – Moderated by Michael Mosticchio

1.

Our first question is about the market environment and I’ll direct this to you Erik. So now that the election has passed and there’s some more clarity around unexpected rate cuts, what is your outlook for software M&A and deal activity more broadly?

Erik Bissonnette: Thanks, Mike. Broadly, we’re very positive on our outlook for software M&A in the upcoming year. It’s no surprise to anyone but the overall deal market has been a bit more muted than we would have hoped for over the past year; frankly in 2023 and 2024. But I think we need to keep in mind that that was coming off of record high years in 2021 and 2022. Although it’s been down on absolute basis, the deal environment for software has actually remained quite robust. When this year wraps up, we’ll end up doing somewhere in the $2.5 and $3 billion range for net originations across both of these funds and again that’s on a net basis so absolute growth.

From a quality perspective, these have been really attractive opportunities: some very large scale take-privates. We’ve had deals for Squarespace, Smartsheet and a few others. Looking to next year, not taking a political view here, but markets generally seem to think Republican dominated government will be more growth, less restrictive from a regulatory perspective. Broadly speaking, pro-business agenda. Inflation has come down dramatically and obviously not fully tamed yet. The Fed is on its rate tightening cycle. On an absolute basis, cost capital is down, inflation driven cost pressures continue to abate across the portfolios that we monitor and valuation expectations seem to be normalizing. In the aggregate, I think these factors along with a fairly stable economy should provide a very positive environment for deal making, so the macro is solid.

As everyone on this call knows, we focus on sponsored driven deals. There’s a ton of dry powder on the sidelines and on the sell-side, there’s the reality and inevitability of needing to return some capital to LPs. We’re really optimistic heading into the new year for originations.

Probably the last thing I’ll note here is that our deployment targets for next year are not predicated on a major spike in deal flow. If the market looks like 2023 or 2024, we’ll be fine and if it pick-ups meaningfully then all the better.

2.

I think we’re getting a couple of questions on are the ROEs for the fund. So how are we thinking about longer term ROEs for the combined vehicle and what synergies do you expect to realize from the merger?

Erik Bissonnette: On a post-close basis, we expect our ROEs to be in the low double digits. It’s a bit hard to be too precise given the movements that we see in the SOFR curve and obviously new deal spreads that we’re generating in the market. But even if you adjust the base rates down over time, we are comfortably in that range for the for the short and medium term.

I do want to emphasize that this transaction will be almost immediately accretive to all shareholders. There is a modest period of deployment and re-leveraging, but given our expected pace of deployment, that should be a fairly short dated period of time.

From a synergy perspective, we expect our ROE expansion will be driven mostly by cost savings compared to the standalone entities. We’re currently modeling about 20 to 30 basis points tighter issuance spreads in the unsecured financing markets from increased size and scale, which should drive about 15 bps on ROE or around $10 million a year.

We also believe we can likely drive down our secured financing costs pretty substantially based on what we’re seeing across the breadth of our portfolios. But we haven’t really modeled that in. Additionally, we expect to save around $5 million from other duplicative financing costs. These are admin fees, rating agency fees and just other administrative expenses and that’s another 5 bps or so. Lastly about $4.4 million a year from non-financing operating expenses. Again, just duplicative filings and other things related to SEC and legal and compliance related activities. We feel we feel really confident in the natural ROE expansion along with these synergies with our future investments. We think these are pretty conservative levels of synergy assumptions. But most importantly, this is ROE accretive to all the shareholders on a combined basis.

3.

Other questions we’re getting are regarding the asset mix for each fund and we have a page on page seven of the presentation that lays out what the combined asset mix would look like. Do you expect to get pro forma going forward, what will that mix look like and what should we expect with respect to investment allocations going forward?

Erik Bissonnette: In terms of the asset mix of the two entities, we expect the pro forma asset mix to look more like OTF II on a run rate basis. About 80% or greater investments are in first lien assets, 90% on a total basis in senior secured assets where we continue to see really strong opportunities and have been generating low double-digit yields in the recent rate environment. Despite a bit of the variance between the two today, I would note that the deployment shape of the two funds has been nearly identical for the past two years. OTF on a gross origination basis is around 93% and 87% first lien in 2023 and year to date 2024, which reflects our focus on this portion of the capital structure and the attractiveness of these opportunities. The aggregate mix itself hasn’t quite shifted as fast as the new deployment mix and some of the structured names in the portfolio have had some extended duration.

But those assets are still really strong, though those are names like SpaceX, Klaviyo, Revolut. They’re all doing quite well. We see meaningful upside to those positions and we’ll selectively seek liquidity for those types of assets as they present themselves. For the avoidance of doubt, we’re going to continue to originate attractive structured debt and equity where we receive risk adjusted return opportunities. They’re accretive to the total portfolio, it was and remains a core part of the strategy. We’re just slightly modulating the overall mix.

4.	We mentioned that we’ll be calling all the undrawn capital prior to the merger closing – when will that capital call occur and how do you see that impacting the funds as we look ahead to this merger?

Jonathan Lamm: Just to just to give some details around that, there’s about $1.5 of uncalled capital in OTF II today. Typically, on a quarterly cadence, we’re calling between $200 - $300 million so you can expect about a $250 million call in December. The remainder of the capital is about $1.3 billion. We’re expecting to call in January, obviously ahead of the record date for the vote.

We think it’s extremely important that shareholders should have their full capital in the fund in order to be able to vote their shares prior to the closing of the merger. This will create a slight deleveraging event. So currently the fund at the end of last quarter is levered at 0.87x times. It should deliver the fund to around half a turn of leverage pro forma for pipeline activity so somewhat of a deleveraging event. What we expect is that over the course of the ensuing three quarters or so, we will get back to full leverage. So not an incredible impact, but some impact in terms of deleveraging, but the appropriate thing to do here in the context of the upcoming vote.

5.	We mentioned the possibility of a liquidity event as a potential motivation to doing this deal. Craig, what is the expected timing for liquidity event of the combined entity?

Craig Packer: We haven’t yet committed to a specific liquidity event. Certainly, this transaction sets us up for a number of options. You should certainly read this as a step along the journey to a liquidity event. But we will work with the boards of the funds to really evaluate liquidity events as the merger closing comes into focus and with the board’s approval, pick a path. I think it sets us up well to do one but we’re not at this stage where we can talk about a specific liquidity event and what would it would look like or a timetable but it clearly sets up as a catalyst for a liquidity event down the line. I think the shareholders should be encouraged by this development and as we make progress along those fronts, we’ll be back out with more information when it’s appropriate.

6.	In our presentation, we highlight that OTF has nearly $300 million of spillover income. Why does OTF have so much spillover income, and what are our plans to use the spillover income?

Erik Bissonnette: The dividend policy for both of these funds is floating. It pays out 90% of taxable income. That dividend policy will not change for the merger. It will be the same dividend policy on a go forward basis. As I stated in my comments, performance has been quite strong since inception.

Given that during a lot of that time, we’ve been investing in a wider spread and rate environment, we’ve generated a very sizable spillover asset at the dollar magnitude of that over-earning has expanded over time. Breaking down that number about 50% of that spillover income has come from significant realized gains on structured equity and debt positions. Those are investments like Toast, SalesLoft and others. The remainder of the other 50 or so comes from retention of income by virtue of only paying out 90% of that taxable NII. We expect this number will grow modestly not as quickly as it has but will grow modestly over the next few quarters. Why is this so important? Of course we aren’t committing to anything and we’re discussing a merger here, not a listing or an IPO, but in the event we do decide to pursue an IPO or a listing, we can use this asset to help pay special dividends and support an extremely attractive dividend yield for a public entity.

7.	We talked a bit about the assets side of the balance sheet. What are the implications on the pro forma company’s capital structure and its access to credit?

Jonathan Lamm: A much larger company obviously is going to be able to take advantage of certain elements of financing in a much more powerful way. You’re bringing together two companies that have been constructed pretty similarly with respect to the evolution of their financing structure. Both companies have very nice sized corporate revolvers that are there for all of the unfunded investment commitments that we extend and other liquidity needs.

Both have secured facilities, both have drop down facilities and CLO structures as well and then both have done unsecured. Obviously OTF’s capital structure is a bit more mature. They’ve done way more on the unsecured side. OTF II has really only has only done one to two transactions there. There are differences. OTF II has a subscription facility line currently relying on the unfunded or uncalled equity capital commitments that will go away when we call all of the capital.

But the two structures really coming together give us an incredible opportunity just in the context of the life cycle or where you know where the companies are now. There’s a couple of refinancing opportunities on the unsecured that we can now do as a combined company. You can do larger deals as opposed to smaller deals and create efficiencies. Investors and lenders certainly like that. We have also received very good initial feedback from the rating agencies and would expect that they’re going to be positively oriented towards this merger. Generally scale is an extremely important element in terms in the context of their ratings, and we’re more than effectively doubling the size of each of these entities that are already investment grade entities. Certainly a positive from that element.

Where I think we can generate the most value is in the unsecured bonds. We have, over the course of 2025, the bonds will become obligations of the combined entity. Every facility, including the bonds from OTF II, will all port over to the combined entity. Everything combines together and the opportunity set is really on the go forward. We’ve got some refinancings that we can do, some expensive financings that are coming out that were original OTF bonds that were issued. So there will be opportunity there to drive incremental ROE gains for the combined entity in the context of a larger entity. On the secured side, we can do larger facilities as well and so there’s some incremental ROE gains that we can drive there, but for the most part, the main gains where I would direct investors attention is focusing on the unsecured and the gains that we can make there.

•

That concludes our question-and-answer session. If we didn’t get to your question today, a member of our team will reach out to you shortly. The replay of this webcast as well as additional materials related to the merger including presentation, press release and FAQ will be available at blueowlproducts.com/otf-otf-ii-merger.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement will each contain important information about OTF, OTF II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.